SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

eVision International, Inc.

(Name of Issuer)

$0.01 par value common stock

(Title of Class of Securities)

30048E 10 0

(CUSIP Number)

Conn Flanigan, 1999 Broadway, Suite 2270, Denver, CO 80202 (303) 894-7971

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30048E 10 0

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Chen Chi-Cheng

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: 00

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan, Republic of China

7.	SOLE VOTING POWER
NUMBER OF	723,250,000 - 79.61%

SHARES
BENEFICIALLY
OWNED
8.	SHARED VOTING POWER
BY
EACH	N/A

9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	723,250,000 - 79.61%

10.	SHARED DISPOSITIVE POWER
N/A

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 723,250,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.61%

14.	TYPE OF REPORTING PERSON IN

     ITEM 1.    SECURITY AND ISSUER.

     This Schedule 13D relates to the $0.01 par value common stock (“Common Stock”) of eVision International, Inc. (“Issuer”). The Issuer’s principal executive offices are located at 1999 Broadway, Suite 2270, Denver, Colorado 80202.

     ITEM 2.    IDENTITY AND BACKGROUND.

     I.      (a)   Chen Chi-Cheng (Louis) ("Chen").

            (b)    The principal office address of Chen is 10 Collyer Quay #19-08 Ocean Building, Singapore 049315.

(c) The principal business of Chen is Executive Chairman and CEO of Haojey Technofibre Ltd., a manufacturer and distributor of high-performance fibers.

(d) During the last five years, Chen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Chen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

(f) Chen is a citizen of the Republic of China (Taiwan).

     ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The securities in the transactions reported in this Schedule 13D were acquired in consideration of the following:

     On February 13, 2006, the Issuer and Chen entered into an agreement whereby Chen acquired 43,250,000 common shares of the Issuer. In consideration, Chen transferred 111,879,934 shares of Haojey Technofibre Limited to eVision. As part of this agreement, eVision also agreed to execute a promissory note in favor of Chen in the amount of $14,810,000. This promissory note will not accrue interest and will be due in February 2009 and its performance will be secured by the shares in Haojey Technofibre Limited.

     As further consideration, eVision has agreed to procure from its largest shareholders an additional 680,000,000 common shares of the Issuer to be transferred to Chen. Chen will issue a promissory note in the amount of $800,000. This promissory note will not accrue interest and will only become due and payable at a rate of 15% in transaction value if Chen transfers, swaps, or otherwise disposes of any of his eVision shares up to a cumulative maximum of $800,000.

     ITEM 4.    PURPOSE OF TRANSACTION.

     The purpose of the transactions described in this Schedule 13D was to acquire a controlling interest in eVision International, Inc.

     (a)    The reporting person named in Item 1 above (“Reporting Person”) does not have any plans or proposals to acquire additional securities of the Issuer or dispose of securities of the Issuer.

     (b)    The Reporting Person does not have any plans or proposals for an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer.

     (c)    The Reporting Person does not have any plans or proposals for a sale or transfer of a material amount of assets of the Issuer.

     (d)    As part of the transactions described in this Schedule 13D, Chen gained the right to appoint three directors to the Board of the Issuer. On February 15, 2006, Chen appointed himself, Chen Shih-Huei (Peter) and Wu Ming-Ju (Daryll).

     (e)    The Reporting Person does not have any plans or proposals for any material change in the present capitalization or dividend policy of the Issuer.

     (f)    The Reporting Person does not have any plans or proposals for any other material change in the Issuer’s business or corporate structure.

     (g)    The Reporting Person does not have any plans or proposals for changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

     (h)    The Reporting Person does not have any plans or proposals for causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i)    The Reporting Person does not have any plans or proposals for a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”).

     (j)    The Reporting Person does not have any plans or proposals for any action similar to any of those enumerated above.

     ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a)    As of the date of this Schedule 13D, the Reporting Person beneficially owns 723,250,000 shares of Common Stock, which constitutes approximately 79.61% of the outstanding Common Stock. This amount consists of the following:

(i) 43,250,000 shares of Common Stock;

(ii) 680,000,000 shares of Common Stock to be received from the Issuer's largest shareholders.

     (b)    Chen has sole voting and dispositive power over 723,250,000 of the shares of Common Stock.

     (c)    Not applicable.

     (d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned.

     (e)    Not applicable.

     ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the transactions described in Item 3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and any person with respect to any securities of the Issuer.

     ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Heads of Agreement dated February 13, 2006 in relation to the Acquisition and Reverse Take-Over of eVision International, Inc. by Haojey Technofibre Limited.

Exhibit 2 - (to be filed at a future date) $14,810,000 Promissory Note executed by eVision in favor of Chen

Exhibit 3 - (to be filed at a future date) $800,000 Promissory Note executed by Chen

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2006	/s/ Chen Chi-Cheng
CHEN CHI-CHENG

Exhibit 1	Heads of Agreement dated February 13, 2006 in relation to the Acquisition and Reverse Take-Over of eVision International, Inc. by Haojey Technofibre Limited.

This Acquisition and Reverse Take-Over Agreement (“Agreement”) between Haojey Technifibre Limited, eVision International, Inc., Corporate Bridge Finance Limited, and Chen Chi-Cheng (collectively the “Parties”) is entered into this February 13, 2006.

In consideration of the mutual covenants and promises contained herein, the parties agree as follows:

1.    Definitions

Acquisition	the acquisition of the Vendor Shares by eVision from Mr. Chen
Assets	means all existing or contingent receivables, cash, securities, investments, assets, shares, subsidiaries and rights of eVision as at the Cut Off Date.
Company	Haojey Technofibre Limited, a company registered in Singapore with its registered office situated at Lim Associates, 10 Collyer Quay, #19-08
Ocean Building, Singapore 049315 which has the following subsidiaries:
1. Haojey Technofibre (China) Pte. Ltd. (100% owned)
2. Haojey Company Limited (100% owned)
Corporate Bridge or	Corporate Bridge Finance Limited, a company registered in the BVI
Administrator
Cut Off Date	February 13, 2006, being the date of this Agreement
eVision	eVision International, Inc., an existing publicly held company incorporated in Colorado, USA with registered address at 1999 Broadway,
Suite 2270 Denver, CO 80202, USA
Hong Kong	the Hong Kong Special Administrative Region of the People's Republic of
China.
Liabilities	means all existing debt, liabilities and obligations of eVision as at the Cut Off Date, excluding (1) the Convertible Series B-1 Preferred
Shares (the Preferred) issued by eVision and (2) all obligations arising from the Preferred.
Reverse Take-over	the reverse take over of eVision by injecting the Vendor Shares by Mr.
Chen into eVision as described in this Agreement.
Mr. Chen	Chen Chi-Cheng, the executive chairman and chief executive officer of the Company.
Promissory Note	Interest free promissory note due February 12, 2009 with an principal amount of US$14,810,000 to be issued by eVision pursuant to the Reverse
Take-over, secured by the 71.08% equity interest of the Company injected by Mr. Chen.
Restructuring	the utiliation of the Assets to satisfy the Liabilities.
US$	United States dollars, the lawful currency for the time being of the
United States.
Vendor Shares	111,879,934 shares in the capital of the Company, representing 71.08%
of the existing share capital of the Company

2.   Introduction

2.1

This Agreement set out an overall package of terms relating to the reverse take-over of eVision by Mr. Chen. eVision is to acquire the Vendor Shares from Mr. Chen and will issue equity and debt to Mr. Chen as payment. Mr. Chen will procure to deliver the Vendor Shares to eVision. The principal terms and conditions contained in this Agreement constitutes commitment by the Parties, save for drafting clarifications if and where necessary. Although the Parties intend to negotiate in good faith formal contracts to replacing this Agreement, this Agreement is binding.

2.2

The Company, eVision and Corporate Bridge agree that they will endeavour in good faith to obtain the consent of other relevant non-parties in order to complete the Acquisition and Reverse Take-over and/or would achieve the economic terms reflected in this Agreement.

3. Administrator

3.1	The Parties agree to appoint Corporate Bridge Finance Limited as the Administrator to advise eVision for the Restructuring and assist eVision to address all Liabilities of eVision.

3.2

The Administrator will work with two existing management of eVision at stated in 3.2.3 below to facilitate the Restructuring and/or settlement of the Liabilities. The scope of the Administrator’s tasks will include but not be limited to the following:

3.2.1	The Administrator shall plan, negotiate and implement the Restructuring. The Restructuring will be conducted with an aim to:

(1)	realize value from the Assets;

(2)	address the Liabilities; and

(3)	raise funding to pay all professional fees necessary to bring eVision’s annual audited accounts and regulatory filings up to date.

The Restructuring may include, but is not limited to:

(1)	transferring out subsidiaries of eVision to a special holding company to realise value from, liquidate, and/or dissolve the subsidiary;

(2)	liquidating/disposing Assets; and

(3)	management of Assets.

Any and all value realised from the Restructuring shall be returned to eVision.

3.2.2

  All Parties understand that Online Credit Limited, a parent company of eVision, will seek to be indemnified from eVision relating to Online Credit Limited’s advance of legal fees and settlement amounts in the defense of the Robert Studer litigation.

3.2.3

  All Parties agree that two existing management of eVision will be responsible for the Restructuring in their sole discretion. In the event a shareholder vote is necessary for any Restructuring, Chen and eVision agree to permit and support such a vote.

4.    Economic Terms of the Acquisition and Reverse Take-over

4.1

eVision agrees to purchase and Mr. Chen agrees to sell the Vendor Shares for a consideration of US$20,000,000 (twenty million United States dollars) to be satisfied by (i) the issuance of a Promissory Note by eVision in the amount of $14,810,000 (fourteen million eight hundred ten thousand United States dollars); and (ii) the issuance and allotment of 43,250,000 (forty three million two hundred fifty thousand) common shares of eVision at an issue price of US$0.12 per share, representing approximately 4.76% enlarged issued share capital of eVision immediately after the Acquisition.

4.2

Mr. Chen agrees to purchase and eVision will procure agreement from its largest shareholders to transfer 680,000,000 eVision shares (representing approximately 74.85% enlarged issued share capital of eVision) to Mr. Chen for a consideration of US$800,000 (eight hundred thousand United States dollars) to be satisfied by the issuance of an interest-free promissory note by Mr. Chen. The promissory note will only come due and be payable at a rate of 15% in transaction value of any disposal, transfer or swapping of eVision shares by Mr. Chen, up to a cumulative maximum of US$800,000.

4.3	Upon completion of the transactions as mentioned in clauses 4.1 and 4.2, Mr. Chen will hold 723,250,000 shares, or approximately 79.61% of the enlarged issued share capital of eVision.

5.    Board Representation

Mr. Chen shall have the right, but not the obligation, to appoint 3 nominated representatives as executive directors of eVision as long as he remains an owner of at least 51% of the common shares of eVision. The maximum number of executive directors of eVision shall be five 5 (excluding independent directors as required by law or contract). Whenever a director nominated by Mr. Chen ceases to be a director for any reason whatsoever, Mr. Chen shall be entitled to appoint another person to replace him as director.

6.    Alternative Structure

In the event that any part of the Agreement is found to be legally or practically unworkable or not approved by the relevant authorities, each Party will work together with the other Parties in good faith to find alternative means or structures to effect the Acquisition so that the Parties may obtain the benefits of the Acquisition.

7.    Commitments

7.1	Mr. Chen undertakes that he will not reduce his stake in eVision below 51% for at least 5 years, except for the reason of issuance of new shares by eVision.

7.2

Corporate Bridge agrees to settle the Liabilities from the existing cash and proceeds from the Restructuring. Corporate Bridge further agrees to settle any shortfall if the proceeds are insufficient to settle the Liabilities (exclude any obligations arising from the convertible series B-1 preferred stock).

7.3	eVision agrees to become current with its financial records and filing to regulatory authorities as soon as practical.

7.4	The Company agrees to take all reasonable actions necessary to assist in the completion of this Agreement.

7.5

Mr. Chen warrants (1) that he will procure to deliver the Vendor Shares of the Company to eVision; (2) that there are no liens or claims on the Vendor Shares by any other person or entity; (3) that the Vendor Shares are not subject to any security interest; and (4) that he has full authority to transfer the Vendor Shares.

8.    Costs and Expenses

8.1	The Parties shall bear their own cost and expenses in relation to the Agreement and all transactions contemplated hereunder.

9.    Confidentiality

Unless it has been approved by the other parties, no announcement or information concerning this Agreement or the Restructuring may be released by any Party to the public or the press. However, this clause shall not restrict any party from making any disclosure (1) required by law or any regulatory or governmental body or authority; or (2) to professional advisers, including but not limited to lawyers or accountants; or (3) as provided herein.

10. Whole Agreement

10.1	This Agreement contains the whole agreement between the Parties relating to the transactions contemplated by this Agreement and supersedes all previous oral and written agreements between the Parties.

10.2

Each Party acknowledges that in entering into this Agreement it has not relied on any representation, warranty, collateral contract or other assurance (except those set out in this Agreement) made by or on behalf of any other party before the date of this Agreement. Each Party waives all rights and remedies which, but for this clause, might otherwise be available to it in respect of any such representation, warranty, collateral contract or other assurance.

10.3	Any amendments to the contract must be in writing and signed by the Parties.

11.    Due Diligence

Each party acknowledges that it has performed satisfactory due diligence, including but not limited to a review of the finances and obligations of the other parties, and of the Liabilities and the Preferred of eVision.

12.    Assignment

The Parties shall not be entitled to assign or transfer any of their rights or obligations under this Agreement, without the consent, which shall not be unreasonably withheld, of the other parties.

13.    Counterparts

This Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

14.    Governing Law

This Agreement is governed by Hong Kong law.

15.    Further Assurances

All Parties warrant that they will execute and deliver any documents and/or perform any actions that become necessary to further this Agreement.

Signed by and on behalf of:

(1)   The Company

/s/ Chen Chi-Cheng
Chen Chi-Cheng
for and on behalf of
Haojey Technofibre Limited

(2)   eVision

/s/ Chan Tong Wan
Chan Tong Wan
for and on behalf of
eVision International Inc.

(3)   The Administrator

/s/ Chan Tong Wan
Chan Tong Wan
for and on behalf of
Corporate Bridge Finance Limited

(4)   Mr. Chen

/s/ Chen Chi-Cheng
Chen Chi-Cheng